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Exhibit

Exhibit Description

99.1 Announcement on 2026/05/12: To announce accumulative shares repurchased exceeding NTD$300 million in value

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2026/05/12

2. No. of shares currently repurchased (shares): 1,919,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$194,882,342

5. Current average repurchase price per share (NTD): NTD$101.55

6. Cumulative no. of the company's own shares held during the repurchase period (shares): 10,251,000 shares

7. Cumulative no. of the company’s own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.08%

8. Any other matters that need to be specified: None